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Exhibit 99(a)(2)

September 30, 2003

Dear [Option Holder]:

        Due to today's difficult market conditions, many of our employees and directors hold options to purchase our common stock with an exercise price that significantly exceeds the current and recent market price of our common stock. Because our Board of Directors (the "Board") recognizes that the outstanding stock options under the RCM Technologies, Inc. 1992 Incentive Stock Option Plan, the RCM Technologies, Inc. 1994 Nonemployee Director Stock Option Plan, the Amended and Restated RCM Technologies, Inc. 1996 Executive Stock Plan, and the RCM Technologies, Inc. 2000 Employee Stock Incentive Plan (collectively, the "Plans") may not provide the performance incentives we want for our valued employees and directors, the Board has considered several alternatives that will provide employees and directors with a potential benefit that over time may have greater value potential.

        Accordingly, I am happy to announce that our Board has approved a program to offer all of our employees and directors who currently hold outstanding stock options under the Plans with an exercise price of $7.00 or higher per share (the "Old Grants") the opportunity to exchange the Old Grants for shares of our common stock (the "Stock Grants"), plus a cash payment (the "Cash Consideration"). We intend to grant the Stock Grants and pay the Cash Consideration pursuant to the terms and conditions described in the enclosed Offer to Exchange. If you have multiple stock option grants that qualify as Old Grants and you wish to tender the options subject to such grants, you must tender each individual option in its entirety, partial tenders will not be accepted. You also have the right to choose not to exchange any of your Old Grants.

        The offer is scheduled to expire at 5:00 p.m., Eastern time, on November 13, 2003, but may be extended. We expect November 14, 2003 to be the date on which we will cancel properly tendered Old Grants, unless the offer is extended. We will issue the Stock Grants, and pay the Cash Consideration, promptly after expiration of the offer. Regardless of whether you determine to participate in the offer, we do not intend to grant any new options to any employee or director prior to November 14, 2003.

        In order to exchange your Old Grants for Stock Grants and Cash Consideration, you must be employed by or providing service to us or to one of our subsidiaries on the date you agree to tender your Old Grants and the date we issue the Stock Grants and provide for the payment of the Cash Consideration.

        The shares of our common stock issued as the Stock Grants will be fully vested and nonforfeitable on the date of grant, but will be subject to a transferability restriction that provides that the shares cannot be transferred until (i) the first anniversary of the date of grant of the Stock Grants or (ii) earlier if we experience a change in control, subject to any subsequent applicable securities restrictions and our policies regarding restrictions on the sale of shares of our common stock. You will not be required to pay anything to receive the Stock Grants since your Old Grants will be considered the consideration for the Stock Grants and the Cash Consideration. You will be required to recognize as taxable income the aggregate fair market value of the shares subject to the Stock Grants on the date of grant and the value of the Cash Consideration. The exchange ratio for the number of shares subject to the Old Grants that will be converted to shares subject to your Stock Grants is determined by taking 150% of the value of the Old Grants based on a Black-Scholes valuation (the specific exchange ratios are set forth in the Offer to Exchange).

        The Cash Consideration is a cash payment by us to you that is intended to offset a portion of your taxes that result from your receipt of the Stock Grants and the Cash Consideration. The amount of Cash Consideration that is payable to you will be equal to the aggregate fair market value of the number of shares subject to your Stock Grants on the date of grant multiplied by 0.67.

Our Board makes no recommendation as to whether you should accept the offer or refrain from the offer with respect to your options. You must make your own decision whether to tender your options and should consult with your own advisors as to the consequences of participating or not participating in the offer (including, but not limited to, any applicable tax consequences). Your decision will have no effect on your job evaluation or continued employment or service with us.

        Our records indicate that you hold the following options to purchase our common stock with an exercise price per share of at least $7.00 per share:

Grant Date	Expiration Date	Number of Shares Subject to Grant	Exercise Price	Exchange Ratio	New Shares If Accepted

        To exchange any or all of the options listed above, you will be required to properly complete, sign and fax the attached "Election Form" to (856) 486-2123 or personally deliver, send by registered mail or overnight courier it to Gini DiBartolomeo, RCM Technologies, Inc., 2500 McClellan Avenue, Suite 350, Pennsauken, NJ, 08109, no later than the expiration time of the offer. E-mail delivery will not be accepted. If we receive the attached document from you after the expiration time of the offer, your acceptance of the offer will be rejected, you will not be eligible to participate in the offer, and your currently outstanding options will continue to remain in effect. If you elect to participate in the offer and agree to the exchange and cancellation of your options, this election is irrevocable after the expiration time of the offer and cannot be changed by you at a later date. You may, however, revoke your election to participate in the offer at any time prior to the expiration time of the offer by completing and returning to us, as described above, the "Notice to Withdraw from the Offer" form.

        Please be certain to read all of the enclosed documents in their entirety, including this letter, the Election Form and the Offer to Exchange (including Summary Term Sheet, Questions and Answers About the Offer, Certain Risks of Participating in the Offer and the details of the offer in Section 1 through Section 21). If you have any questions about the offer, please contact Gini DiBartolomeo at (856) 486-1777, ext. 131. We thank you for your continued efforts.

Sincerely,

Leon Kopyt
President & CEO

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  Exhibit 99(a)(2)